Contact

www.linkedin.com/in/daledougherty (LinkedIn)
www.pillowroad.com/ (Personal)
www.makermedia.com/ (Company)
www.dalepd.com (Blog)

Top Skills

Social Media

Production

Editing

Dale Dougherty

President at Make Community LLC & Maker Education Initiative (501c3)

San Francisco Bay Area

Summary

As founder of Make Magazine and Maker Faire, I have helped launch the Maker Movement.

Since 1984, I have worked with Tim O'Reilly to create O'Reilly Media, writing some of our early books and then editing others, as we became a publisher of "Nutshell" handbooks.

I began looking for ways to move those books online, which led me to find the World Wide Web and participate in its early development (1991-1993).   I organized the World Wide Web Wizards Workshop in July 1993, bringing nearly all Web develoeprs then (about 30) together to meet face to face.   I developed GNN and launched it in August of 1993, and GNN became the first commercial website. GNN was sold to AOL in 1995.

I ran Songline Studios from 1993 to 1999.   We created a number of web properties including the online magazine, Web Review, and the second web-based soap opera, "Ferndale."   Web Review was sold to Miller-Freeman in 1999.

I developed the Hacks series of books at O'Reilly and also coined the term Web 2.0 in creating the Web 2.0 Conference, which was a joint venture between O'Reilly and CMP.   For me, the idea behind Web 2.0 was that the Web was improving as a platform, making it easier to build new applications.   It was still the most viable platform for new development.

The idea for Make Magazine came from my experiences with the Hacks books, as I recognized that hackers were playing with hardware and more broadly, they were looking at how to hack the world, not just computers.   Make Magazine is a re-invention of Popular Mechanics for the 21st Century, and it launched in 2005. A year later, we launched Maker Faire in San Mateo to bring together all the makers to share their work with each other and with the public.   In 2017, there were 225 Maker Faires worldwide.

———

Experience

Make Community LLC
President
July 2019 - Present (6 years 10 months)
Sebastopol, California

Maker Media
Founder & CEO
January 2013 - Present (13 years 4 months)
1160 Battery St. East

Maker Media produces Make Magazine and Maker Faire.

Maker Ed
Chairman
May 2012 - June 2018 (6 years 2 months)
Oakland, CA

Maker Ed is a non-profit organization that supports and empowers educators and communities — particularly, those in underserved areas — to facilitate meaningful making and learning experiences with youth.

O'Reilly Media
Founder, Make Magazine & Maker Faire
August 1984 - December 2012 (28 years 5 months)

I helped to create a brand, a business and a maker movement for positive personal and social change.

Startl, a social venture for digital learning innovations
Advisor
2009 - 2010 (1 year)

———

Education

University of Louisville
BA, English · (1973 - 1977)